Mail Stop 4561
      June 15, 2006

Stanley A. Lybarger
BOK Financial Corporation
President and Chief Executive Officer
Bank of Oklahoma Tower
P.O. Box 2300
Tulsa, Oklahoma 74192

      Re:	BOK Financial Corporation
		Form 10-K for Fiscal Year Ended December 31, 2005
		Form 10-K/A for Fiscal Year Ended December 31, 2005
		Filed June 8, 2006
Form 10-Q for Quarter Ended March 31, 2006
File No. 000-19341

Dear Mr. Lybarger:

We have reviewed your Form 10-K/A for the fiscal year ended
December
31, 2005 and your response letter dated June 8, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Form 10-K/A for the year ended December 31, 2005, filed June 8,
2006

Item 8

1. We note that in response to our comment issued on May 25, 2006, you filed a Form 10-K/A with revised reports of your independent accountant`s on your consolidated financial statements and effectiveness of internal control over financial reporting filed as
Exhibits 99 (a) and (b). Please revise to include the complete text of Item 8 in an amended Form 10-K/A as required by Rule 12b-15 of the
Exchange Act Rules or advise us.






Certifications

2. Please revise to include new certifications by each of your principal executive and principal financial officer in an amended
Form 10-K/A.  Refer to Rule 12b-15 of the Exchange Act Rules.




* * *
   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   Please contact Nancy Maloney, Staff Accountant, at (202) 551-
3427
or me at (202) 551-3423 if you have questions.

   							Sincerely,



Amit Pande
      						Assistant Chief Accountant
Stanley A. Lybarger
BOK Financial Corporation
June 15, 2006
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